:--------------------------:
                                                   :        OMB APPROVAL      :
                                                   :--------------------------:
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                  UNITED STATES                    :Expires: November 30, 1999
       SECURITIES AND EXCHANGE COMMISSION          :Estimated average burden  :
            WASHINGTON, D.C. 20549                 :hours per response . 14.90:
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                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*

                          Duramed Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   266354 10 9
             -------------------------------------------------------
                                 (CUSIP Number)

                                Jeffrey D. Linton
                       Vice President, Law, Government and
                                 Public Affairs
                          Solvay Pharmaceuticals, Inc.
                                 901 Sawyer Road
                             Marietta, Georgia 30062
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 19, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                 SEC 1746(12-91)

                                  SCHEDULE 13D

---------------------                                        ------------------
CUSIP NO. 266354 10 9                                        Page 2 of 13 Pages
---------------------                                        ------------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

                           Solvay Pharmaceuticals, Inc.
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A) [_]
     (SEE INSTRUCTIONS)                                                 (B) [_]

-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                       OO
-------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                            [_]
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Georgia
-------------------------------------------------------------------------------
  NUMBER OF      7.   SOLE VOTING POWER
   SHARES                               1,666,666
BENEFICIALLY     --------------------------------------------------------------
  OWNED BY       8.   SHARED VOTING POWER
    EACH                                   -0-
 REPORTING       --------------------------------------------------------------
   PERSON        9.   SOLE DISPOSITIVE POWER
    WITH                                1,666,666
                 --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                                           -0-
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,666,666
-------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     [X]

-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      7.1%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                        ------------------
CUSIP NO. 266354 10 9                                        Page 3 of 13 Pages
---------------------                                        ------------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

                              Solvay America, Inc.
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A) [_]
     (SEE INSTRUCTIONS)                                                 (B) [_]

-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                       AF
-------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                            |_|
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
-------------------------------------------------------------------------------
  NUMBER OF      7.   SOLE VOTING POWER
   SHARES                               1,666,666
BENEFICIALLY     --------------------------------------------------------------
  OWNED BY       8.   SHARED VOTING POWER
    EACH                                   -0-
 REPORTING       --------------------------------------------------------------
   PERSON        9.   SOLE DISPOSITIVE POWER
    WITH                                1,666,666
                 --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                                           -0-
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,666,666
-------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     [X]

-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      7.1%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                        ------------------
CUSIP NO. 266354 10 9                                        Page 4 of 13 Pages
---------------------                                        ------------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

                                   Solvay S.A.
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A) [_]
     (SEE INSTRUCTIONS)                                                 (B) [_]

-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                       AF
-------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                            [_]
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Belgium
-------------------------------------------------------------------------------
  NUMBER OF      7.   SOLE VOTING POWER
   SHARES                               1,666,666
BENEFICIALLY     --------------------------------------------------------------
  OWNED BY       8.   SHARED VOTING POWER
    EACH                                   -0-
 REPORTING       --------------------------------------------------------------
   PERSON        9.   SOLE DISPOSITIVE POWER
    WITH                                1,666,666
                 --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                                           -0-
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,666,666
-------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     [X]

-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      7.1%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                     HC, OO
-------------------------------------------------------------------------------

CUSIP Number: 266354 10 9                                           Page 5 of 13


         Solvay Pharmaceuticals, Inc., a Georgia corporation ("Solvay Pharmaceuticals"), Solvay America, Inc., a Delaware corporation ("Solvay America") and Solvay S.A., a Belgian societe anonyme ("Solvay S.A." and together with Solvay Pharmaceuticals and Solvay America, the "Reporting Persons") hereby amend the Report of Beneficial Ownership on Schedule 13D (the "Original Schedule 13D") filed by the Reporting Persons on October 18, 1999 with respect to shares of Common Stock, par value $.01 per share (the "Shares"), of Duramed Pharmaceuticals, Inc., a Delaware corporation ("Duramed") beneficially owned by them. Capitalized terms used but not defined herein shall have the meaning attributed to such terms in the Original Schedule 13D.


ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 of the Original Schedule 13D is amended as follows:

         On October 19, 1999 and as contemplated by the Option Agreement, Duramed and Solvay Pharmaceuticals entered into:

     o a Private Securities Subscription Agreement (the "Initial Subscription Agreement") attached hereto as Exhibit C and incorporated herein by reference, for the purchase of 1,666,666 Shares of Duramed; and

     o a Private Securities Subscription Agreement (the "Subsequent Subscription Agreement" and together with the Initial Subscription Agreement, the "Subscription Agreements") attached hereto as Exhibit D and incorporated herein by reference, for the purchase of an additional 1,333,334 Shares of Duramed.

         Pursuant to the terms of the Subscription Agreements, Solvay Pharmaceuticals will purchase an aggregate of 3,000,000 Shares of Duramed at a price of $9.00 per Share. Solvay Pharmaceuticals expects that the purchase of the initial 1,666,666 Shares pursuant to the Initial Subscription Agreement will occur on Friday, October 22, 1999 (the "Initial Closing Date") and the purchase of the remaining 1,333,334 Shares pursuant to the Subsequent Subscription Agreement will occur as

CUSIP Number: 266354 10 9                                           Page 6 of 13



soon as certain conditions precedent occur, including the filing of a Premerger Notification and Report Form with the Federal Trade Commission and the Department of Justice pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and receipt of either early termination or the expiration of the waiting period imposed by the HSR Act (the "Subsequent Closing Date"). The Reporting Persons are also prohibited from taking certain actions following each purchase. See Item 6.

         Moreover, under the Subscription Agreements, if, prior to October 1, 2001, Duramed completes any sale of equity or equity-linked securities for cash to third parties (other than Duramed employees and directors under Duramed's stock option programs and other similar arrangements in the ordinary course of business), Solvay Pharmaceuticals has the right to purchase such securities at identical terms at the time of such sale, such that Solvay Pharmaceuticals' percentage ownership of Duramed, calculated on a fully-diluted basis, prior to such sale is equal to its percentage ownership, calculated on a fully-diluted basis, after such sale.

         As a condition to the purchase of Shares under the Initial Subscription Agreement, on the Initial Closing Date Duramed and Solvay Pharmaceuticals will enter into a Registration Rights Agreement (the "Initial Registration Rights Agreement") in the form attached hereto as Exhibit E and incorporated herein by reference. Similarly, as a condition to the purchase of Shares under the Subsequent Subscription Agreement, on the Subsequent Closing Date Duramed and Solvay Pharmaceuticals will enter into a similar Registration Rights Agreement (the "Subsequent Registration Rights Agreement" and together with the Initial Registration Rights Agreement, the "Registration Rights Agreements") in the form attached hereto as Exhibit F and incorporated herein by reference. Pursuant to the Registration Rights Agreements, Duramed will file a registration statement covering the purchased Shares with the Securities and Exchange Commission (the "SEC") within thirty days of each closing and keep the registration statement effective at all times until such date as is two years after the date such registration statement is first ordered effective by the SEC. See Item 6.

CUSIP Number: 266354 10 9                                           Page 7 of 13



         The foregoing discussion is qualified in its entirety by reference to the Subscription Agreements, the Registration Rights Agreements and the Option Agreement, which are incorporated by reference in their entirety into this Item 4.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 of the Original Schedule 13D is amended as follows:

         On October 19, 1999 and as contemplated by the Option Agreement, Duramed and Solvay Pharmaceuticals entered into the Initial Subscription Agreement for the purchase of 1,666,666 Shares of Duramed and the Subsequent Subscription Agreement for the purchase of an additional 1,333,334 Shares of Duramed.

         Pursuant to the terms of the Subscription Agreements, Solvay Pharmaceuticals will purchase an aggregate of 3,000,000 Shares of Duramed at a price of $9.00 per Share. Solvay Pharmaceuticals expects that the purchase of the initial 1,666,666 Shares pursuant to the Initial Subscription Agreement will occur on the Initial Closing Date and the purchase of the remaining 1,333,334 Shares pursuant to the Subsequent Subscription Agreement will occur on the Subsequent Closing Date.

         Each Subscription Agreement also restricts Solvay Pharmaceuticals from taking certain actions prior to October 1, 2001.

         Prior to October 1, 2001, neither Solvay Pharmaceuticals, nor any of its affiliates or associates can, singly or as part of a group, directly or indirectly:

     o acquire, offer, make a proposal or agree to acquire any material assets or equity securities of Duramed or its subsidiaries (except pursuant a stock split, stock dividend, recapitalization, reclassification or similar transaction);

     o make, propose or participate in any solicitation of proxies or consents or otherwise advise, influence or communicate

CUSIP Number: 266354 10 9                                           Page 8 of 13



          with other persons to vote in opposition to any matter that has been recommended by the Duramed Board of Directors or to act in favor of any matter that has not been approved by the Board of Directors;

     o be a member of, form, join or encourage the formation of a group with respect to any voting securities of Duramed or the acquisition of any assets of Duramed or its subsidiaries;

     o deposit any of the voting securities of Duramed into a voting trust or subject such voting securities to any arrangement or agreement with respect to voting;

     o seek election to or representation on the Duramed Board of Directors (except as permitted under the Subsequent Subscription Agreement);

     o solicit, seek to effect, negotiate with or provide any information to any party with respect to, or make any statement or proposal to the Duramed Board of Directors or otherwise make any public announcement or proposal whatsoever with respect to a merger or acquisition of Duramed, the sale of all or a substantial portion of Duramed, or a liquidation, recapitalization or similar business transaction with respect to Duramed.

         Solvay Pharmaceuticals has agreed that until October 1, 2001, it will not sell, pledge, hypothecate, assign or otherwise transfer any voting securities of Duramed to a third party, if as a result of such transfer, the third party would hold in excess of 5% of the outstanding voting securities of Duramed unless such third party becomes a party to, and agrees to be bound by, the standstill provisions contained in Section 6 of each of the Subscription Agreements.

         Until October 1, 2001, in the event that Duramed notifies Solvay Pharmaceuticals that Duramed is in the process of carrying out a private or public sale of equity or equity-linked securities, Solvay Pharmaceuticals will not offer, sell, contract to sell, grant any option to sell, or otherwise dispose of, directly or indirectly, any Shares until such date as is ninety

CUSIP Number: 266354 10 9                                           Page 9 of 13



days after completion or termination without completion of such sale of securities by Duramed. In the event such a sale involves an underwritten public offering of such securities, Solvay Pharmaceuticals will, at the request of the underwriter, enter into a standard form of "lock-up" letter with such underwriter to extend for a period of time not to exceed ninety days.

         The foregoing restrictions, however, are all immediately suspended upon the occurrence of any of the following events:

     o Following the commencement of a tender or exchange offer by a third party for 50% or more of the outstanding voting securities of Duramed, Duramed has not, within a specified time, publicly recommended that such offer be rejected and all of the material conditions to such offer relating to the elimination or satisfaction of the material defensive provisions of Duramed's rights plan have been satisfied or waived;

     o Duramed fails to reject an acquisition proposal from a third party within 15 days of its receipt;

     o    Duramed experiences a change of control;

     o Duramed publicly announces that it is "for sale" or that its Board of Directors is seeking to, or has engaged investment advisors to assist it in, maximizing stockholder value or in evaluating strategic alternatives;

     o execution of a definitive agreement which, if consummated, would result in the change in control of Duramed;

     o a public announcement by a third party or group of the commencement of a bona fide proxy or consent solicitation to elect or remove a majority of Duramed's Board of Directors which is not publicly opposed by Duramed's Board of Directors and which would, if successful, change the composition of a majority of the Duramed Board of Directors; or

CUSIP Number: 266354 10 9                                          Page 10 of 13



     o the adoption by the Duramed Board of Directors of a plan of liquidation or dissolution.

         Moreover, under the Subscription Agreements, if, prior to October 1, 2001, Duramed completes any sale of equity or equity-linked securities for cash to third parties (other than Duramed employees and directors under Duramed's stock option programs and other similar arrangements in the ordinary course of business), Solvay Pharmaceuticals has the right to purchase such securities at identical terms at the time of such sale, such that Solvay Pharmaceuticals's percentage ownership of Duramed, calculated on a fully-diluted basis, prior to such sale is equal to its percentage ownership, calculated on a fully-diluted basis, after such sale.

         Solvay Pharmaceuticals' purchase under each Subscription is subject to the satisfaction or waiver of certain conditions precedent, including the receipt by Solvay Pharmaceuticals of an opinion of Duramed's counsel as to certain matters, the settlement by Duramed of certain pending litigation, and the entering of a separate registration rights agreement for the Shares to be acquired under each Subscription Agreement. Moreover, Solvay Pharmaceutical's purchase under the Subsequent Subscription Agreement is subject to the satisfaction or waiver of certain additional conditions precedent, including the receipt of all regulatory approvals--including expiration or early termination of the waiting period under the HSR Act, the approval of the boards of directors of Solvay Pharmaceuticals and Solvay America, the successful closing of the purchase of 1,666,666 Shares pursuant to the Initial Subscription Agreement and the absence of any material adverse change in the financial condition, properties, business, prospects or results of operations of Duramed prior to the Subsequent Closing Date.

         Either Duramed or Solvay Pharmaceuticals can terminate a Subscription Agreement if the closing pursuant to such Subscription Agreement has not occurred before December 31, 1999. In addition, either party may terminate the Subsequent Subscription Agreement if it has not been approved by the boards of directors of Solvay Pharmaceuticals and Solvay America on or before October 21, 1999.

CUSIP Number: 266354 10 9                                          Page 11 of 13



         Pursuant to the Subsequent Subscription Agreement, upon the earlier of
(a) the time that Solvay Pharmaceuticals and Duramed enter into a definitive agreement providing for a certain broad-based hormone alliance, or (b) Duramed's 2000 annual meeting of stockholders, Duramed will increase the size of its Board of Directors by one person and grant Solvay Pharmaceuticals the right to nominate its representative to fill such vacancy. Duramed's Board of Directors will, within the limits of Delaware law, cause the Solvay Pharmaceuticals' director to continue so long as Solvay Pharmaceuticals holds at least (i) 7.5% of the outstanding Shares of Duramed and a certain broad-based hormone alliance between the parties is still in effect, or (ii) 10% or more of the outstanding Shares of Duramed and a certain broad-based hormone alliance between the parties is not in effect.

         As a condition to the purchase of Shares under the Initial Subscription Agreement, on the Initial Closing Date Duramed and Solvay Pharmaceuticals will enter into the Initial Registration Rights Agreement. Similarly, as a condition to the purchase of Shares under the Subsequent Subscription Agreement, on the Subsequent Closing Date Duramed and Solvay Pharmaceuticals will enter into the Subsequent Registration Rights Agreement. Pursuant to the Registration Rights Agreements, Duramed will file a registration statement covering the purchased Shares with the SEC within thirty days of each closing and keep the registration statement effective at all times until such date as is two years after the date such registration statement is first ordered effective by the SEC.

         Upon the transfer by Solvay Pharmaceuticals of any of the Shares, the registration rights with respect to those Shares granted under the applicable Registration Rights Agreement become automatically assigned to the transferees or assignees, but only if, among other things, the transferee or assignee agrees in writing with Duramed to be bound by all of the provisions contained in the applicable Registration Rights Agreement.

         The foregoing discussion is qualified in its entirety by reference to the Subscription Agreements, the Registration Rights Agreements and the Option Agreement, each of which is incorporated herein by reference.

CUSIP Number: 266354 10 9                                          Page 12 of 13



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Item 7 is amended and restated as follows:

Exhibit No.   Exhibit Description
-----------   -------------------

     A Letter Agreement, dated October 6, 1999, between Duramed and Solvay Pharmaceuticals (incorporated herein by reference to Exhibit 99.1 of the Original
              Schedule 13D, filed with the SEC on October 18,
              1999).

     B Joint Filing Statement (incorporated herein by reference to Exhibit 99.2 of the Original Schedule
              13D, filed with the SEC on October 18, 1999).

     C Private Securities Subscription Agreement, dated October 19, 1999, between Duramed and Solvay Pharmaceuticals (regarding the initial purchase by Solvay Pharmaceuticals of 1,666,666 Shares of Duramed).

     D Private Securities Subscription Agreement, dated October 19, 1999, between Duramed and Solvay Pharmaceuticals (regarding the subsequent purchase by Solvay Pharmaceuticals of 1,333,334 Shares of Duramed).

     E Form of Registration Rights Agreement between Duramed and Solvay Pharmaceuticals (regarding the registration rights attached to Solvay
              Pharmaceuticals' initial purchase of 1,666,666 Shares of Duramed).

     F Form of Registration Rights Agreement between Duramed and Solvay Pharmaceuticals (regarding the registration rights attached to Solvay
              Pharmaceuticals' subsequent purchase of 1,333,334
              Shares of Duramed).

CUSIP Number: 266354 10 9                                          Page 13 of 13



                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: October 20, 1999

                                            SOLVAY PHARMACEUTICALS, INC.


                                            By:   /s/ Jeffrey D. Linton
                                               ---------------------------------
                                               Name:  Jeffrey D. Linton
                                               Title: Vice President, Law,
                                                      Government and Public
                                                      Affairs


                                            SOLVAY AMERICA, INC.


                                            By:   /s/ E.J. Buckingham, III
                                               ---------------------------------
                                               Name:  E.J. Buckingham, III
                                               Title: Vice President, General
                                                      Counsel and Secretary


                                            SOLVAY S.A.


                                            By:   /s/ Rene H. Degreve
                                               ---------------------------------
                                               Name:   Rene H. Degreve
                                               Title:  General Manager, Finance
                                                       and Corporate Planning

                                INDEX TO EXHIBITS

Exhibit No.       Exhibit
-----------       -------

99.1 Letter Agreement, dated October 6, 1999, between Duramed and Solvay Pharmaceuticals (incorporated herein by reference to Exhibit 99.1 of the Original
                  Schedule 13D, filed with the SEC on October 18,
                  1999).

99.2 Joint Filing Statement (incorporated herein by reference to Exhibit 99.2 of the Original Schedule 13D, filed with the SEC on October 18, 1999).

99.3 Private Securities Subscription Agreement, dated October 19, 1999, between Duramed and Solvay Pharmaceuticals (regarding the initial purchase by Solvay Pharmaceuticals of 1,666,666 Shares of Duramed).

99.4 Private Securities Subscription Agreement, dated October 19, 1999, between Duramed and Solvay Pharmaceuticals (regarding the subsequent purchase by Solvay Pharmaceuticals of 1,333,334 Shares of Duramed).

99.5              Form of Registration Rights Agreement between
                  Duramed and Solvay Pharmaceuticals (regarding the registration rights attached to Solvay
                  Pharmaceuticals' initial purchase of 1,666,666
                  Shares of Duramed).

99.6              Form of Registration Rights Agreement between
                  Duramed and Solvay Pharmaceuticals (regarding the registration rights attached to Solvay
                  Pharmaceuticals' subsequent purchase of 1,333,334 Shares of Duramed).